FORM 12b-25                                                      SEC FILE NUMBER: 333-131017

NOTIFICATION OF LATE FILING                        CUSIP NUMBER: 16946G 10 7

(Check One):     [  ] Form 10-K    [    ] Form 20-F   [    ] Form 11-K   [ X  ]  Form 10-Q   [    ] Form N-SAR

For Period Ended:   September 30, 2010

[  ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

CHINA INTELLIGENCE INFORMATION SYSTEMS INC.
Full Name of Registrant

Former Name if Applicable: CHINA VOIP & DIGITAL TELECOM INC.

11th Floor Tower B1, Yike Industrial Base, Shunhua Rd,
High-tech Industrial Development Zone, Jinan, China 250101

 (Address of Principal Executive Office)

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[ ]	(a)	The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach extra sheets if needed):

The Company will be delayed in the filing of its 10-Q due to a delay in the preparation of its financial statements.

PART IV-- OTHER INFORMATION

(1)           Name and telephone number of person in regard to this notification

Steven W. Schuster, Esq.                                            (212)    448-1100____________
(Name)                                                   (Area Code)   (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer no, identify report(s).             X      Yes       No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
X Yes _____ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CHINA INTELLIGENCE INFORMATION SYSTEMS INC.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2010

    /s/Li Kunwu                          ____
Name: Li Kunwu
Title: Chief Executive Officer

EXHIBIT A

Nine and Three Months Ended September 30, 2010 and 2009:

The Company had net income for the nine months and three months ended September 30, 2010  as compared to net losses for the nine months and three months ended September 30, 2009. The Company’s net revenues were also higher during the nine months and three months ended September 30, 2010  as compared to the nine months and three months ended September 30, 2009.  An estimate of the results cannot be made at this time as the financial statements are being finalized.